UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 18, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Veraz Networks, Inc.

File No. 333-138121 - CF#22831

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       Veraz Networks, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on October 20, 2006, as amended.

       Based on representations by Veraz Networks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

             Exhibit 10.35   through January 01, 2010

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                         David L. Orlic
                         Special Counsel